FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014
Commission File Number: 001-36437

DORIAN LPG LTD.
(Translation of registrant's name into English)
c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, Connecticut 06902
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 20, 2014 of Dorian LPG Ltd. (the "Company") announcing the exercise of the underwriters' option to purchase additional shares in the Company's initial public offering.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DORIAN LPG LTD.
(registrant)

Dated: May 21, 2014	By:	/s/ Theodore B. Young
Theodore B. Young
Chief Financial Officer

EXHIBIT 99.1

Dorian LPG Ltd. Announces Exercise of Underwriters' Option to Purchase Additional Shares

Stamford, Conn. – May 20, 2014

Dorian LPG Ltd. (NYSE: LPG) ("Dorian LPG" or the "Company") announced today that the underwriters of the Company's initial public offering, which closed on May 13, 2014, have partially exercised their option to purchase additional common shares.  The Company sold an additional 245,521 common shares at the public offering price of $19.00 per share, for net proceeds of approximately $4.3 million, after deducting underwriters' discounts and commissions.  The sale of these common shares is expected to close on Thursday, May 22, 2014 and, following the issuance of these additional common shares, the Company will have 57,128,494 common shares issued and outstanding.

J.P. Morgan and UBS Investment Bank acted as lead book-running managers for the offering. Clarkson Capital Markets and Wells Fargo Securities acted as joint bookrunners in the offering.  DNB Markets and Tudor, Pickering, Holt & Co. acted as Senior Co-Managers and ABN AMRO, Arctic Securities, DVB Capital Markets and Fearnley Securities acted as Co-Managers in the offering.

The initial public offering is being made by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, may be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204; or UBS Investment Bank, 299 Park Avenue, New York, NY 10171, Attn: Prospectus Department, telephone: (888) 827-7275.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission ("SEC").  The registration statement is available on the SEC's website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

About Dorian LPG Ltd.

Dorian LPG is a liquefied petroleum gas shipping company and a leading owner and operator of modern VLGCs. Dorian LPG currently owns and operates three modern VLGCs and one pressurized LPG vessel. In addition, Dorian LPG now has 19 ECO VLGC newbuildings under construction. Dorian LPG has offices in Connecticut, USA, London, United Kingdom and Piraeus, Greece.

Investor Contacts:

Dorian LPG Ltd.
Marina Hadjipateras
or
Ted Young, CFO
[1] 203-978-1234

or

MTI Network
Jim Lawrence
[1] 203 550 2621